

December 6, 2010

<u>Via Facsimile (206) 676-7065 and U.S. Mail</u>

Mark F. Worthington, Esq.
Summit Law Group
315 Fifth Avenue South, Suite 1000
Seattle, WA 98104

> **Re:** **Helix Biomedix, Inc.**
> **Schedule TO-I filed November 24, 2010**
> **File No. 005-80581**

Dear Mr. Worthington:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. Given the comments included in this letter, please tell us whether you have considered recirculating the offer document to security holders. Refer to Rule 13e-4(d) and (e) for additional guidance.

2. Please revise your disclosure responsive to Items 3, 4, 5, 6, 8, and 11 of Schedule TO to include this disclosure in the offer document as delivered to security holders. With respect to Item 11, please disclose in your revised offer document the relevance of the agreements listed therein.

Offering Memorandum

Summary Term Sheet, page 1

3.   Please revise your disclosure to describe and highlight the possible choices holders of
        your notes face: they can elect to convert their notes, they can elect to amend their notes
        or they can elect to retain the notes in their current form.

Selected Financial Information, page 23

4.   Please revise your disclosure to include the disclosure required by Item 1010 (c)(4) and
        (5) of Regulation M-A.

Unaudited Pro Forma Financial Information, page 24

5.   Please revise your disclosure to include the pro forma ratio of earnings to fixed charges,
        as required by Item 1010 (c)(6) of Regulation M-A.

Certain United States Federal Income Tax Considerations, page 37

6.   We note the heading of this section and the first sentence refer to "certain" of the material
        federal income tax consequences of the tender offer. Please revise your disclosure to
        ensure that you discuss all material consequences.

The Offer

Terms of the Offer, page 42

7.   We note your disclosure in the last paragraph of page 42 that refers to your ability to
        terminate the offer in your sole and absolute discretion. Please clarify what rights you
        believe you have to terminate the offer in your sole and absolute discretion. It is our
        position that you are only able to terminate the offer on the basis of a failed condition;
        otherwise the offer may be considered illusory. Please revise to clarify throughout the
        offer document.

Conditions to the Offer, page 43

8.   Please refer to the first condition. A tender offer may only be subject to conditions that
        are drafted with sufficient specificity to allow for objective verification that the
        conditions have been satisfied. The referenced condition appears to be so broad as to
        possibly make the offer illusory. Please delete or revise to describe the event(s) to which
        you are referring and whose determination you are referring to, so that security holders
        will have the ability to objectively determine whether the condition has been triggered.

9.   On a related note, please refer to the third condition. Please revise the condition to describe any approval you believe is necessary, clarify that you will seek (or have sought) all such approvals and that the condition is not subject to your action or failure to act before it may be asserted.

10.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

11.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Description of the Amended Notes, page 46

12.   Please revise the disclosure under the caption "Conversion Terms" on page 46 to clarify whether the choice of any noteholder to amend his or her notes affects the notes held by any other holder. For example, is it possible that a holder who elects to neither convert or amend his notes will have his notes amended as a result of other holders' election to amend their notes?

Where You Can Find More Information, page 52

13.   Please revise our address to read Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Election Form

14.   We note that clauses (a) and (f) on pages 2 and 3 of the election form you improperly require tendering security holders to certify that they (i) "understand" the offer and related documents, and (ii) have consulted their counsel, tax and financial advisors with respect to the tender offer. Please revise to delete the requirement that security holders make the referenced certifications. Alternatively, amend the form to include a legend in

bold typeface that indicates you do not view the certifications made by security holders as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

15.   We note that clauses (e) on page 3 of the election form includes certain rights that security holders have in connection with the offer. Please revise the offer document to describe these rights such that security holders are aware of them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions